UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TerraForm Global, Inc.

(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104M101
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,536,004
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,536,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,536,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,536,004
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,536,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,536,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,535,004
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,535,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE FUND III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,535,004
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,535,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS ORION US GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,535,004
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,535,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(5) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS ORION US HOLDINGS 1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,535,004 (6)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,535,004 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535,004 (6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(6) Orion US Holdings 1 L.P. disclaims beneficial ownership of any shares of Class A common stock of the Issuer, including any shares of Class A common stock that may be deemed to be beneficially owned by any other Reporting Person.

(7) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000 (9)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9) Brookfield Renewable Partners L.P. disclaims beneficial ownership of any shares of Class A common stock of the Issuer, including any shares of Class A common stock that may be deemed to be beneficially owned by any other Reporting Person.

(10) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BRP BERMUDA GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(11) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BREP HOLDING L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(12) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE ENERGY L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000 (13)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000 (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (14)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(13) Brookfield Renewable Energy L.P. disclaims beneficial ownership of any shares of Class A common stock of the Issuer, including any shares of Class A common stock that may be deemed to be beneficially owned by any other Reporting Person.

(14) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

CUSIP No. 88104M101

1	NAMES OF REPORTING PERSONS BROOKFIELD BRP HOLDINGS (CANADA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (15)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(15) Percentage ownership is based on an aggregate number of shares of Class A common stock of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the shares of Class A common stock, $0.01 par value per share (the “Class A Shares”), of TerraForm Global, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with principal executive offices at 7750 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”):

(i) Orion US Holdings 1 L.P., a Delaware limited partnership (“Orion US LP”), with respect to the Class A Shares of the Issuer held by it;

(ii) Orion US GP LLC, a Delaware limited liability company (“Orion US GP”), with respect to the Class A Shares of the Issuer held by Orion US LP;

(iii) Brookfield Infrastructure Fund III GP LLC, a Delaware limited liability company (“BIF”), which serves as the indirect general partner of Orion US GP and Orion US LP;

(iv) Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (“BAMPIC Canada”), which serves as the investment adviser to BIF;

(v) Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”), a corporation formed under the laws of the Province of Ontario, Canada, with respect to the Class A Shares held by it;

(vi) Brookfield Renewable Energy L.P. (“BRELP”), an exempted limited partnership established under the laws of Bermuda, with respect to the Class A Shares held by NA Holdco;

(vii) BREP Holding L.P. (“BRELP GP LP”), an exempted limited partnership established under the laws of Bermuda, which serves as the general partner of BRELP;

(viii) BRP Bermuda GP Limited (“BRELP General Partner”), a corporation formed under the laws of Bermuda, which serves as the general partner of BRELP GP LP;

(ix) Brookfield Renewable Partners L.P. (“BEP”), an exempted limited partnership established under the laws of Bermuda, with respect to the Class A Shares held by NA Holdco;

(x) Brookfield Renewable Partners Limited (the “Managing General Partner”), a corporation formed under the laws of Bermuda, which serves as the general partner of BEP;

(xi) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, Canada, which is the ultimate parent of BIF, BAMPIC Canada, BRELP GP LP and the Managing General Partner and may be deemed to have voting and dispositive power over the Class A Shares held by the Reporting Persons; and

(xii) Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 867,495 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.

Schedules I, II, III, IV, V, VI and VII hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of Orion US GP, BIF, NA Holdco, BRELP General Partner, the Managing General Partner, Brookfield and Partners, respectively.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) under the Act.  The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is filed as Exhibit 99.1 hereto.

(b)–(c) The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada. The principal business of Orion US LP is investing in securities and that of a holding company. The principal business of Orion US GP is to serve as the direct general partner of Orion US LP. The principal business of BIF is to invest in infrastructure assets and it serves as the indirect general partner of Orion US GP and Orion US LP. The principal business of BAMPIC Canada is to serve as investment advisor for a variety of private investment vehicles, including BIF.  The principal business of NA Holdco is that of a holding company.  The principal business of BRELP is that of a holding company.  The principal business of BRELP GP LP is to serve as the direct general partner of BRELP.  The principal business of BRELP General Partner is to serve as the indirect general partner of BRELP.  The principal business of BEP is to invest and operate renewable power assets on a global basis.  The principal business of the Managing General Partner is to serve as the general partner of BEP.  The principal business of Brookfield is to invest in and operate businesses in the real estate, power generation, infrastructure and private equity sectors.  The principal business of Partners is that of a holding company.

(d)–(f) During the last five years, none of Reporting Persons and, to the respective knowledge of each Reporting Person, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 1,000 Class A Shares reported to be owned by NA Holdco were acquired in the open market on August 30, 2016 for an aggregate consideration of $3,639 (including brokerage commission), using cash on hand.

The 19,535,004 Class A Shares reported to be owned by Orion US LP were acquired for an aggregate consideration of $92,791,269.  The description in Item 6 of this Schedule 13D of the transaction pursuant to which such Class A Shares were acquired by Orion US LP is incorporated herein by reference. All such purchases of such Class A Shares owned by Orion US LP were funded from available liquidity, which includes a revolving syndicated credit facility to which affiliated entities of Orion US LP are parties. As capital is called from committed limited partner investors, such investment capital will be used to repay the revolving credit facility.  The revolving credit facility has a stated maturity date of June 21, 2019, a total aggregate principal amount of $1,200,000,000 and an effective interest rate tied to certain benchmark interest rates plus a margin of up to 1.5%.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired Class A Shares as part of a series of transactions they have entered into for the purpose of acquiring control of the Issuer.

On March 6, 2017, as reported by the Issuer in a Current Report on Form 8-K filed on March 7, 2017, Orion US LP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and BRE GLBL Holdings Inc., a Delaware corporation and wholly owned subsidiary of Orion US LP (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Orion US LP as a result of the Merger.

As a result of the Merger, each Class A Share issued and outstanding immediately prior to the effective time of the Merger (other than Class A Shares that are (i) owned by the Issuer, Orion US LP or any of their direct or indirect wholly owned subsidiaries and not held on behalf of third parties, (ii) owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law or (iii) held by any direct or indirect wholly owned subsidiary of the Issuer that is taxable as a corporation), will be converted into the right to receive per share Merger consideration equal to $5.10 per Class A Share in cash, without interest.

The Merger Agreement includes a non-waivable condition to closing that the Merger Agreement and the transactions contemplated by the Merger Agreement be approved by holders of a majority of the outstanding Class A Shares, excluding all Class A Shares held by SunEdison, Inc. (“SunEdison”), any of its affiliates, Orion US LP or any of its affiliates.  Closing of the Merger also is subject to certain other conditions, including the adoption of the Merger Agreement by the holders of a majority of the total voting power of the outstanding shares of common stock, par value $0.01 per share, of the Issuer (each, a “Share” and, collectively, the “Shares”) entitled to vote on the Merger, receipt of certain regulatory approvals and the entry by the United States Bankruptcy Court for the Southern District of New York of orders authorizing and approving the entry by SunEdison (and, if applicable, SunEdison’s debtor affiliates) into the SunEdison Settlement Agreement (as defined below), the Voting and Support Agreement (as defined below) and any other agreement entered into in connection with the Merger or the other transactions contemplated by the Merger Agreement to which SunEdison or any other debtor will be a party.

In addition, Orion US LP’s and Merger Sub’s obligations to consummate the Merger are subject to the condition that certain litigation, including the claim titled Renova Energia, S.A., v. TerraForm Global Inc. et al., Arb. 59/2016/SEC4 pending in the Center for Arbitration and Mediation of the Brazil – Canada Chamber of Commerce (the “Renova Claim”), has been finally dismissed with prejudice or the settlement thereof has been submitted for court approval in a manner reasonably satisfactory to Orion US LP pursuant to agreements or stipulations containing releases reasonably satisfactory to Orion US LP, and all final approvals of courts or regulatory authorities required for the settlements and releases to become final, binding and enforceable shall have been obtained; provided, however, that in no event will a settlement of the Renova Claim include an aggregate payment by the Company and its subsidiaries of greater than $3,000,000 (net of any amounts funded directly or indirectly by insurance proceeds) (such condition, in its entirety, the “Litigation Condition”).

Further, pursuant to the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and the by-laws of the Issuer, as each is in effect immediately prior to the effective time of the Merger, will become the certificate of incorporation and the by-laws of the Surviving Corporation, and the board of directors of Merger Sub and the officers of the Issuer at the effective time of the Merger will, from and after the effective time of the Merger, constitute the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.  In addition, pursuant to a settlement agreement between the Issuer, SunEdison and certain other parties named therein (the “SunEdison Settlement Agreement”), SunEdison will exchange, effective as of immediately prior to the effective time of the Merger, all of the Class B Units (as defined in the Merger Agreement) of TerraForm Global, LLC held by it or any of its controlled affiliates for a number of Class A Shares equal to 25% of the issued and outstanding Class A Shares (on a fully diluted basis, excluding any treasury shares) measured as of immediately prior to the effective time of the Merger (the “Exchange”).  As a result of and following completion of the Exchange, all of the issued and outstanding shares of Class B common stock, par value $0.01 per share, of the Issuer (the “Class B Shares”) will be redeemed and retired.  As promptly as practicable after the effective time of the Merger, all Class A Shares and Class B Shares will be delisted from The NASDAQ Stock Market LLC and deregistered under the Act.  Subject to the terms and conditions of the Settlement Agreement, all issued and outstanding IDRs (as defined in the Merger Agreement) will also be cancelled (or, at the Issuer’s instructions, transferred to Orion US LP or any of its affiliates).

A copy of the Merger Agreement has been filed as Exhibit 99.2 to this Schedule 13D to provide investors with information regarding its terms.  It is not intended to provide any other factual information about the Issuer, Brookfield or any of their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Brookfield or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or Brookfield’s public disclosures.

In connection with efforts to settle the Renova Claim, on May 26, 2017, Orion US LP and Renova Energia, S.A. (“Renova”) entered into a Purchase & Sale Agreement (the “Purchase & Sale Agreement”).  The description of the Purchase & Sale Agreement in Item 6 of this Schedule 13D is incorporated herein by reference and is qualified in its entirety by reference to the Purchase & Sale Agreement filed as Exhibit 99.4 hereto.  Concurrently with the execution and delivery of the Purchase & Sale Agreement, the Issuer and Renova entered into a Settlement Agreement and Mutual Release (the “Renova Settlement Agreement”).  The description of the Renova Settlement Agreement in Item 6 of this Schedule 13D is incorporated herein by reference and is qualified in its entirety by reference to the Renova Settlement Agreement attached as Exhibit A to the Letter Agreement filed as Exhibit 99.5 hereto.  Also concurrently with the execution and delivery of the Purchase & Sale Agreement, Orion US LP and the Issuer entered into a letter agreement with respect to the Litigation Condition (the “Letter Agreement”). The description of the Letter Agreement in Item 6 of this Schedule 13D is incorporated herein by reference and is qualified in its entirety by reference to the Letter Agreement filed as Exhibit 99.6 hereto.

Except to the extent set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The aggregate number and percentage of Class A Shares of the Issuer beneficially owned by the Reporting Persons to which this Schedule 13D relates is 19,536,004 shares, constituting approximately 17.3% of the Issuer’s outstanding Class A Shares.  The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 112,642,197 outstanding as of June 12, 2017, based on information disclosed by the Issuer in a Definitive Proxy Statement on Schedule 14A, filed June 15, 2017.

(i) Orion US LP

(a) As of June 30, 2017, Orion US LP may, subject to its disclaimer below, be deemed the beneficial owner of 19,535,004 Class A Shares of the Issuer, constituting a percentage of approximately 17.3%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 19,535,004 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 19,535,004 Class A Shares of the Issuer

Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(ii) Orion US GP

(a) As of June 30, 2017, Orion US GP may be deemed the beneficial owner of 19,535,004 Class A Shares of the Issuer, constituting a percentage of approximately 17.3%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 19,535,004 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 19,535,004 Class A Shares of the Issuer

Orion US GP does not have any economic interest in any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(iii) BIF

(a) As of June 30, 2017, BIF may be deemed the beneficial owner of 19,535,004 Class A Shares of the Issuer, constituting a percentage of approximately 17.3%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 19,535,004 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 19,535,004 Class A Shares of the Issuer

(iv) BAMPIC Canada

(a) As of June 30, 2017, BAMPIC Canada may be deemed the beneficial owner of 19,535,004 Class A Shares of the Issuer, constituting a percentage of approximately 17.3%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 19,535,004 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 19,535,004 Class A Shares of the Issuer

(v) NA Holdco

(a) As of June 30, 2017, NA Holdco may be deemed the beneficial owner of 1,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.0%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 1,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000 Class A Shares of the Issuer

(vi) BRELP

(a) As of June 30, 2017, BRELP may, subject to the disclaimer below, be deemed the beneficial owner of 1,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.0%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 1,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000 Class A Shares of the Issuer

BRELP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(vii) BRELP GP LP

(a) As of June 30, 2017, BRELP GP LP may be deemed the beneficial owner of 1,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.0%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 1,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000 Class A Shares of the Issuer

(viii) BRELP General Partner

(a) As of June 30, 2017, BRELP General Partner may be deemed the beneficial owner of 1,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.0%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 1,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000 Class A Shares of the Issuer

(ix) BEP
(a) As of June 30, 2017, BEP may be deemed the beneficial owner of 1,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.0%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 1,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000 Class A Shares of the Issuer

BEP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(x) Managing General Partner

(a) As of June 30, 2017, the Managing General Partner may be deemed the beneficial owner of 1,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.0%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 1,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000 Class A Shares of the Issuer

(xi) Brookfield

(a) As of June 30, 2017, Brookfield may be deemed the beneficial owner of 19,536,004 Class A Shares of the Issuer, constituting a percentage of approximately 17.3%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 19,536,004 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 19,536,004 Class A Shares of the Issuer

(xii) Partners

(a) As of June 30, 2017, Partners may be deemed the beneficial owner of 19,536,004 Class A Shares of the Issuer, constituting a percentage of approximately 17.3%

(b) Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 19,536,004 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 19,536,004 Class A Shares of the Issuer

(c) Schedule VIII filed herewith, which is incorporated herein by reference, describes all of the transactions in Class A Shares of the Issuer that were effected in the past 60 days by the Reporting Persons.

(d) Several investment funds advised by BAMPIC Canada have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Orion US LP.  No such investment fund has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 9, 2016, Brookfield and the Issuer entered into a confidentiality agreement (the “Confidentiality Agreement”) as a condition to the Issuer providing certain confidential information to Brookfield and permitting Brookfield to participate in the Issuer’s strategic review process.  Pursuant to the Confidentiality Agreement, Brookfield agreed to, among other things and subject in each case to certain exceptions and for specified periods: (a) non-disclosure obligations; (b) standstill obligations, subject to specified fall-away provisions permitting specified types of competing proposals by Brookfield; and (c) restrictions on soliciting and hiring certain employees and consultants of the Issuer and SunEdison.  On May 26, 2017, the Issuer waived certain standstill obligations under the Confidentiality Agreement for the purposes of the execution and delivery of the Purchase & Sale Agreement by Orion US LP and the consummation of the Renova Transaction (as defined below).

On March 6, 2017, Orion US LP, the Issuer and Merger Sub entered into the Merger Agreement.  The description of the Merger Agreement in Item 4 of this Schedule 13D is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, SunEdison and certain of its affiliates executed and delivered a voting and support agreement with Orion US LP, Merger Sub and the Issuer (the “Voting and Support Agreement”) pursuant to which SunEdison and certain of its controlled affiliates have agreed (among other things) to vote or cause to be voted all equity securities of the Issuer which any of them beneficially owns on or after the date of the Voting and Support Agreement in favor of the adoption of the Merger Agreement.  The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting and Support Agreement filed as Exhibit 99.3 hereto, which is incorporated herein by reference.

On May 26, 2017, Orion US LP and Renova entered into the Purchase & Sale Agreement pursuant to which (i) Renova agreed to sell to Orion US LP, and Orion US LP agreed to purchase from Renova, 19,535,004 Class A Shares of the Issuer (the “Subject Shares”) for $4.75 per Subject Share and (ii) Renova agreed to provide a full and final release of any and all claims against Orion US LP and its affiliates and certain related persons or parties, and Orion US LP agreed to provide a full and final release of any and all claims against Renova and its affiliates and certain related persons or parties ((i) and (ii), collectively, the “Renova Transaction”).  The Renova Transaction was consummated on June 29, 2017.  The foregoing description of the Purchase & Sale Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase & Sale Agreement filed as Exhibit 99.4 hereto, which is incorporated herein by reference.

Concurrently with the execution and delivery of the Purchase & Sale Agreement, in order to resolve the Renova Claim, the Issuer and Renova entered into the Renova Settlement Agreement.  Each of the effectiveness of the mutual release of claims relating to the Renova Claim pursuant to the Renova Settlement Agreement and the consummation of the transaction contemplated by the Purchase & Sale Agreement was conditioned on the other.  Under the terms of the Renova Settlement Agreement, (i) the Issuer agreed to pay US$15,000,000, in cash, to Renova (the “Settlement Payment”), (ii) Renova agreed to provide a full and final release of any and all claims against the Issuer and certain of its affiliates and related persons or parties and the Issuer agreed to provide a full and final release of any and all claims against Renova and certain of its affiliates and related persons or parties with respect to the Issuer’s counterclaims against Renova and (iii) Renova and affiliates of the Issuer agreed to release to the Issuer certain Class A Shares held in escrow pursuant to prior agreements regarding the acquisition by affiliates of the Issuer of certain wind projects from Renova.  The foregoing description of the Renova Settlement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Renova Settlement Agreement attached as Exhibit 99.5 hereto, which is incorporated herein by reference.

Also concurrently with the execution and delivery of the Purchase & Sale Agreement, Orion US LP and the Issuer entered into the Letter Agreement, pursuant to which Orion US LP (i) consented to the entry into the Renova Settlement Agreement by the Issuer and (ii) acknowledged and agreed that at the effective time of the Renova Settlement Agreement the condition to the obligations of Orion US LP and Merger Sub to effect the Merger set forth in the Litigation Condition, solely with respect to the Renova Claim, would be deemed satisfied and the Settlement Payment would be deemed to be zero for the purposes of determining whether the Litigation Condition has been satisfied.  The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter Agreement filed as Exhibit 99.6 hereto, which is incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2
Agreement and Plan of Merger, dated as of March 6, 2017, by and among TerraForm Global, Inc., Orion US Holdings 1 L.P. and BRE GLBL Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on March 7, 2017)

Exhibit 99.3
Voting and Support Agreement, dated March 6, 2017, by and among Orion US Holdings 1 L.P., a Delaware limited partnership, BRE GLBL Holdings Inc., a Delaware corporation, SunEdison, Inc., a Delaware corporation, SunEdison Holdings Corporation, a Delaware corporation, and TerraForm Global, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.3 to the Issuer’s Form 8-K filed on March 7, 2017)

Exhibit 99.4	Purchase & Sale Agreement, dated May 26, 2017, by and between Orion US Holdings 1 L.P. and Renova Energia, S.A.

Exhibit 99.5
Settlement Agreement and Mutual Release, dated as of May 26, 2017, by and between TerraForm Global, Inc., TerraForm Global, LLC, TerraForm Global Brazil Holding B.V., TERP GLBL Brasil I Participacoes Ltda. and Renova Energia, S.A. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 30, 2017)

Exhibit 99.6
Letter Agreement, dated May 26, 2017, by and between Orion US Holdings 1 L.P. and TerraForm Global, Inc. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 30, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 30, 2017

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

By:	/s/Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/James Rickert
Name: James Rickert
Title: Vice President

BROOKFIELD BRP HOLDINGS (CANADA), INC.

By:	/s/ Andrea Rocheleau
Name: Andrea Rocheleau
Title: Senior Vice President

BROOKFIELD RENEWABLE ENERGY
L.P., by its general partner, BREP HOLDING
L.P., by its general partner, BRP BERMUDA
GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BREP HOLDING L.P., by its general partner,
BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS
L.P., by its general partner, BROOKFIELD
RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Scott Peak, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	U.S.A

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Hadley Peer Marshall, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Senior Vice President of Brookfield	Canada

Trevor Carson, Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Justin Beber, President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Mark Srulowitz, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Scott Peak, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	U.S.A

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

SCHEDULE III

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Edward Kress, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David Mann, Director	50 McCurdy Drive, Chester, Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

John Van Egmond, Director	6900 N. Ozona Drive Tuscon, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A

Harry Goldgut, Chairman BRE Group	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Executive Chairman, Infrastructure and Power of Brookfield	Canada

Richard Legault, Chairman BRE Group	41 Victoria Street Gatineau, Quebec J8X 2A1, Canada	Executive Chairman, Renewable Power of Brookfield	Canada

Sachin Shah, Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Senior Managing Partner of Brookfield	Canada

Nicholas Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Managing Partner of Brookfield	United Kingdom

Jennifer Mazin, Senior Vice President & Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Managing Partner of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Quebec J8X 2A1 Canada	Senior Vice President of Brookfield	Canada

SCHEDULE IV

BRP BERMUDA GP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey M. Blidner, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Vice Chairman of Brookfield	Canada

Eleazar de Carvalho Filho, Director	Rua Joaquim Floriano 1120 - 6th floor - Cj. 61 Itaim Bibi, São Paulo, SP 04534-004 Brazil	Founder of Virtus BR Partners and Corporate Director, Founder of Sinfonia Consultoria e participações	Brazil

David Mann, Director	50 McCurdy Drive, Chester Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

Lou Maroun, Director	20 South Road, Warwick WK 02 Bermuda	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Canada

Lars Josefsson, Director	Contributor AB Bilblioteksgatan 1, 4 tr 111 46 Stockholm, Sweden	Managing Director, Contributor AB	Sweden

John Van Egmond, Director	6900 N. Ozona Drive Tuscon, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A.

Patricia Zuccotti, Director	4612 105th Avenue NE, Kirkland, WA 98033	Corporate Director	U.S.A.

Gregory E.A. Morrison, President	73 Front Street, Hamilton HM 12 Bermuda	President, Brookfield Bermuda	Canada

Gregory N. McConnie, Vice President	Wildey Business Park 2nd Floor, Wildey St. Michael Barbados 14006	President and Chief Executive Officer Brookfield Internation Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street, Hamilton HM 12 Bermuda	Manager - Corporate Services of Brookfield Bermuda	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, Hamilton HM 12 Bermuda	Operations Manager & Legal Counsel of Brookfield Bermuda	United Kingdom

SCHEDULE V

BROOKFIELD RENEWABLE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey M. Blidner, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada	Vice Chairman of Brookfield	Canada

Eleazar de Carvalho Filho, Director	Rua Joaquim Floriano 1120 - 6th floor - Cj. 61 Itaim Bibi, São Paulo, SP 04534-004 Brazil	Founder of Virtus BR Partners and Corporate Director, Founder of Sinfonia Consultoria e participações	Brazil

David Mann, Director	50 McCurdy Drive, Chester Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

Lou Maroun, Director	20 South Road, Warwick WK 02 Bermuda	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Canada

Lars Josefsson, Director	Contributor AB Bilblioteksgatan 1, 4 tr 111 46 Stockholm, Sweden	Managing Director, Contributor AB	Sweden

John Van Egmond, Director	6900 N. Ozona Drive Tuscon, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A.

Patricia Zuccotti, Director	4612 105th Avenue NE, Kirkland, WA 98033	Corporate Director	U.S.A.

Gregory E.A. Morrison, President	73 Front Street, Hamilton HM 12 Bermuda	President, Brookfield Bermuda	Canada

Gregory N. McConnie, Vice President	Wildey Business Park 2nd Floor, Wildey St. Michael Barbados 14006	President and Chief Executive Officer Brookfield Internation Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street, Hamilton HM 12 Bermuda	Manager - Corporate Services of Brookfield Bermuda	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, Hamilton HM 12 Bermuda	Operations Manager & Legal Counsel of Brookfield Bermuda	United Kingdom

SCHEDULE VI

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Director and Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	21 Burkebrook Place, Apt. 712 Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Vice Chairman and Director of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road #08–01 Wheelock Place Singapore 238880	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A

George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE VII

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments, 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Investments	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE VIII

TRADING IN SHARES

The Reporting Persons effected the following transactions in Class A Shares of the Issuer during the past 60 days.

Party	Trade Date	Buy / Sell	Number of Shares	Trade Price
Orion US LP	June 29, 2017	Buy	19,535,004	$ 4.75

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement
99.2
Agreement and Plan of Merger, dated as of March 6, 2017, by and among TerraForm Global, Inc., Orion US Holdings 1 L.P. and BRE GLBL Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on March 7, 2017)

99.3
Voting and Support Agreement, dated March 6, 2017, by and among Orion US Holdings 1 L.P., a Delaware limited partnership, BRE GLBL Holdings Inc., a Delaware corporation, SunEdison, Inc., a Delaware corporation, SunEdison Holdings Corporation, a Delaware corporation, and TerraForm Global, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.3 to the Issuer’s Form 8-K filed on March 7, 2017)

99.4	Purchase & Sale Agreement, dated May 26, 2017, by and between Orion US Holdings 1 L.P. and Renova Energia, S.A.
99.5
Settlement Agreement and Mutual Release, dated as of May 26, 2017, by and between TerraForm Global, Inc., TerraForm Global, LLC, TerraForm Global Brazil Holding B.V., TERP GLBL Brasil I Participacoes Ltda. and Renova Energia, S.A. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 30, 2017)

99.6
Letter Agreement, dated May 26, 2017, by and between Orion US Holdings 1 L.P. and TerraForm Global, Inc. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 30, 2017)